SECURITIES 02019202 SION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-55934~~ 8-51381

RECEIVED MAR 14 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 AND ENDING 12-31-2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assante Capital Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1190 Saratoga Avenue, Suite 200
(No. and Street)

San Jose CA 95129
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Pare 800-366-7266 x141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center San Francisco CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 26 2002 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mohammed Al-Jaibaji, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assante Capital Management Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CHONG-SON YANG
Commission # 1270998
Notary Public - California
Santa Clara County
My Comm. Expires Jul 17, 2004

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- N/A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors
Assante Capital Management, Inc.:

We have audited the accompanying statements of financial condition of Assante Capital Management, Inc. (formerly RWB Securities Inc.) (the Company) as of December 31, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Assante Capital Management, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 8, 2002

ASSANTE CAPITAL MANAGEMENT, INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Assets:			
Cash and cash equivalents	$	244,392	193,755
Accounts receivable		6,866	12,746
Prepaid expenses		49,118	40,351
Deposits and other current assets		16,662	18,808
Deferred tax asset		1,379	—
Notes receivable from Assante Asset Management, Inc., noninterest bearing (note 3)		200,000	200,000
Total assets	$	518,417	465,660
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	11,807	5,764
Payable to Assante Asset Management, Inc. (note 3)		5,618	6,158
Income taxes payable to related party		84,503	67,213
Total liabilities		101,928	79,135
Stockholder's equity:			
Common stock, $0.01 par value. Authorized, issued, and outstanding 100 shares		1	1
Additional paid-in capital		99,999	99,999
Retained earnings		316,489	286,525
Total stockholder's equity		416,489	386,525
Total liabilities and stockholder's equity	$	518,417	465,660

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Supervisory fees (note 3)	$	143,778	152,586
Brokerage commissions		44,303	72,409
Interest and dividend income		12,367	18,602
Total revenues		200,448	243,597
Expenses:			
Management fee to related party (note 3)		71,889	76,293
Insurance		28,934	32,669
Broker fees		11,986	14,844
Licensing fees		34,651	34,320
Other		7,113	6,836
Total expenses		154,573	164,962
Income before provision for income taxes		45,875	78,635
Provision for income taxes		15,911	31,240
Net income		29,964	47,395
Retained earnings, beginning of year		286,525	239,130
Retained earnings, end of year	$	316,489	286,525

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT, INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	29,964	47,395
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in assets and liabilities:			
Accounts receivable		5,880	(8,147)
Prepaid expenses		(8,767)	10,742
Deposits and other current assets		2,146	(4,476)
Deferred tax asset		(1,379)	—
Accounts payable		6,043	2,880
Taxes payable		17,290	39,789
Payable to Assante Asset Management, Inc.		(540)	(923)
Net cash provided by operating activities		50,637	87,260
Cash flows used in investing activities – notes receivable from Assante Asset Management, Inc.		—	(200,000)
Cash and cash equivalents, beginning of year		193,755	306,495
Cash and cash equivalents, end of year	$	244,392	193,755

See accompanying notes to financial statements.

ASSANTE CAPITAL MANAGEMENT, INC.

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization and Nature of Operations

Assante Capital Management, Inc. (formerly RWB Securities, Inc.) (the Company), a wholly owned subsidiary of Assante Holdings, Inc. (AHI), in turn a wholly owned subsidiary of Assante Corporation, a Canadian company (Assante), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Accounting Principles

(a) Basis of Presentation

The Company follows the accrual basis of accounting. Assets and liabilities include items expected to be realized or liquidated during the next fiscal year.

(b) Cash and Cash Equivalents

The Company considers cash and cash equivalents.to include cash on hand, demand deposits and other investments with original maturities of three months or less.

(c) Income Taxes

The Company and other subsidiaries of Assante file federal and state income tax returns as part of a combined group. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

The Company is a member of the Assante affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by Assante. The Company may also be included in certain state and local tax returns of Assante or its subsidiaries. The Company's tax sharing agreement with Assante provides that income taxes be based on the separate results of the Company. The agreement generally provides that the Company pay to Assante amounts equal to taxes that the Company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that Assante will pay the Company amounts equal to tax refunds the Company would be entitled to if it had always filed a separate tax return.

(Continued)

(d) ***Revenue Recognition***

The Company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of Assante Asset Management, Inc. (AAMI), a related party through common ownership. The fees are billed at the beginning of each quarter and recognized as income over each quarterly period.

(e) ***Brokerage Commissions***

The Company earns brokerage commissions on the sale of nonproprietary products and services by its in-house brokers.

(f) ***Interest Income***

Interest income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(g) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

The supervisory fees charged to clients of AAMI are billed and collected by AAMI on behalf of the Company. For the years ended December 31, 2001 and 2000, the Company earned $143,778 and $152,586, respectively, in supervisory fees from AAMI clients.

The Company bears expenses directly related to its operations, while AAMI bears expenses which relate to more than one of commonly owned entities, including, but not limited to personnel, office space and other support services. The Company pays a management fee, equal to 50% of supervisory fees, under an agreement between the parties to compensate AAMI for these common expenses. The amount of such expenses might be different if incurred in arm's-length transactions. As of December 31, 2001 and 2000, the Company owed $5,618 and $6,158, respectively, to AAMI.

During 2000, the Company loaned $200,000 to AAMI in the form of two $100,000 noninterest-bearing promissory notes due upon demand. The amount remains unpaid as of December 31, 2001. Assante has agreed to continue to fund the operations and obligations of AAMI through the upcoming fiscal year.

(4) Significant Concentrations

The Company earns supervisory fees, which vary based upon the net asset value of assets managed by AAMI. For the years ended December 31, 2001 and 2000, such fees were 72% and 63%, respectively, of total revenue. In addition, the supervisory fees are received through AAMI from their clients. Therefore, termination of this relationship with AAMI could adversely affect the Company's revenue.

(5) Income taxes

Current and deferred income taxes (benefit) for the years ended December 31, 2001 and 2000 consist of the following:

	2001	2000
Federal taxes	$ 15,598	24,289
State and local taxes	4,055	6,951
Deferred tax benefit	(1,379)	—
Reduction of deferred tax asset valuation reserve	(2,363)	—
Total tax expense	$ 15,911	31,240

Income taxes were $15,911 and $31,240 for the years ended December 31, 2001 and 2000, respectively, and differ from the amounts computed by applying the U.S. federal tax rate to pretax income as a result of the following:

The December 31, 2000 tax expense reflects the effect of a 100% valuation reserve against a deferred tax asset in the amount of $2,363.

(6) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 and 2000, the Company was in compliance with Rule 15c3-1, with net capital of $159,603 and $125,784, respectively, which was $109,603 and $75,784, respectively, in excess of its required net capital of $50,000. The Company's net capital ratio was 0.64 to 1.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

SUPPLEMENTARY INFORMATION

Schedule 1

ASSANTE CAPITAL MANAGEMENT, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholder's equity	$	416,489
Less nonallowable assets		249,118
Net capital before haircuts on securities positions		167,371
Less haircuts on securities positions:		
Marketable securities – cash equivalents		7,768
Net capital	$	159,603
Aggregate indebtedness:		
Accounts payable	$	11,807
Income taxes payable		84,503
Payable to Assante Asset Management		5,618
Total aggregate indebtedness	$	101,928
Computation of net capital requirements:		
Net capital required – greater of $50,000 or 6-2/3% of aggregate indebtedness of $101,928	$	50,000
Net capital in excess of requirements	$	109,603
Ratio of aggregate indebtedness to net capital		0.64 to 1

A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, filed with the National Association of Securities Dealers Regulation, Inc. on January 30, 2002, is not required as no material differences exist.

See accompanying independent auditors' report.

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Assante Capital Management, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Assante Capital Management, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 8, 2002

KPMG

ASSANTE CAPITAL MANAGEMENT, INC.

Financial Statements and Supplementary Information

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)